EXHIBIT 99.1

Yamana Gold Announces Preliminary Fourth Quarter and Full Year 2022 Operating Results, Exceeding Annual Production Guidance With Strong Performances Across Its Core Asset Portfolio

TORONTO, Jan. 17, 2023 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) herein announces fourth quarter and full year 2022 preliminary operating results. Production during the fourth quarter totaled 264,891 gold equivalent ounces (“GEO”)(1) with full year production of 1,005,770 GEO(1) exceeding annual guidance of 1,000,000 GEO(1). Full year all-in sustaining costs (“AISC”)(2) are expected to be below $1,125 per GEO(1), generally in line with guidance when adjusted for the impact of the higher gold-to-silver ratio. The standout production results, which were realized despite the gold-to-silver ratio being near an all-time high and significantly above what was anticipated in guidance, are a testament to the Company’s focus on operational excellence and track record of execution despite inflationary conditions.

"As the Executive Chairman and founder of Yamana Gold, I have always advocated for critical mass and scale to drive success in the mining industry. With that said, I am incredibly proud to see this philosophy being fully realized and demonstrated through our proposed transaction with Pan American and Agnico Eagle. I also find it greatly encouraging that this proposal has received positive voting recommendations from both ISS and Glass Lewis, the leading proxy advisory firms," commented Peter Marrone. "Our strong fourth quarter and 2022 operational results are a testament to our track record of operational excellence and demonstrate how our portfolio and management punch well above their weight. Despite the challenging macroeconomic backdrop and ongoing corporate transactions, we have remained focused on consistently delivering impressive results that will translate into strong cash flows and financial strength for the combined companies. We have achieved all of this whilst demonstrating an unwavering commitment to ESG, which will continue to be critical to the success of the combined companies and the wider industry. Together with the integration of managements across both our and Pan American’s organizations, our proposed transaction will be truly transformational. As the shareholder vote rapidly approaches, I am mindful that this could well be our last operational update, and at this time would personally like to express my heartfelt thanks to all the exceptional employees and management of Yamana who have, with their dedication and commitment, once again proven to be what drives value. Our greatest assets are the dedication, support, efforts and results of our management and employees. I am proud of all of you and delighted to have been associated with you."

FOURTH QUARTER AND FULL YEAR 2022 RESULTS HIGHLIGHTS

  Fourth quarter production of 264,891 GEO(1), comprised of 235,072 ounces of gold and 2.43 million ounces of silver. As expected and previously guided, production in the second half of the year was comparable to that in the first half, with the sequential increase in the fourth quarter over the third quarter mirroring that realized in the second quarter over the first quarter.
  Full year production of 1,005,770 GEO(1), including 894,820 ounces of gold, exceeded guidance of 1,000,000 GEO(1) and 870,000 ounces of gold.
  Full year AISC(2) is expected to be below $1,125 per GEO(1), generally in line with guidance when adjusted for the impact of the higher gold-to-silver ratio. The effect of a higher gold-to-silver ratio based on comparatively lower silver-to-gold prices is to reduce GEO(1) produced, although the production of underlying metals remain the same.
  Exploration in 2022 focused on further defining new discoveries to underpin the Company’s pipeline for growth and longevity and on replacing mining depletion at the operations. Preliminary results are encouraging and suggest another year of replacing mineral reserves and mineral resources at the wholly owned operations. Notable results from the year include: significant progress in converting inferred mineral resources to indicated mineral resources at East Gouldie and Odyssey South, with significant expansion potential and high levels of mineralization continuity and consistency; an updated mineral resource model at Wasamac leading to a 14% increase in gold mineral reserves; and at Jacobina, strong growth in mineral resources in the new and expanding João Belo Sul zone and the pending announcement of a maiden inferred mineral resource for part of the Morro do Vento Leste zone.
	Fourth Quarter 2022 Preliminary Production	Full Year 2022 Preliminary Production	2022 Full Year Guidance
GEO(1) Production	264,891	1,005,770	1,000,000
Gold Production (oz.)	235,072	894,820	870,000
Silver Production (oz.)	2,433,413	9,201,700	9,500,000

Operational Highlights

  Gold production at Jacobina continued to be strong, with 48,528 ounces of gold produced in the fourth quarter and a record 195,427 ounces produced in the full year, exceeding guidance of 195,000 ounces. The record production results were driven by tonnes mined, which also reached all-time highs, providing additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. Production in 2022 increased for the ninth consecutive year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.
  El Peñón produced 59,288 GEO(1) comprised of 47,461 ounces of gold and 960,009 ounces of silver during the quarter with a particularly strong month of December delivering 21,784 GEO(1). As planned, operations entered higher-grade silver zones such as Fortuna, Providencia, Pampa Campamento and Martillo Flats, which contributed to the higher production results in the quarter. For the full year, production of 216,450 GEO(1) was largely in line with guidance.
  Canadian Malartic produced 86,439 ounces of gold (50% basis) during the fourth quarter. Canadian Malartic recovery rates have continued to trend higher than comparative periods, as anticipated from the processing of softer Barnat ore. Full year production of 329,396 ounces of gold (50% basis) exceeded guidance of 320,000 ounces.
  Minera Florida produced 25,475 ounces of gold during the quarter and 82,427 ounces of gold for the year, in line with the previously provided guidance range.
  Cerro Moro delivered a strong quarter, producing 45,161 GEO(1) comprised of 27,168 ounces of gold and 1,473,404 ounces of silver. Full year production of 182,069 GEO(1) exceeded guidance of 169,000 GEO(1), with gold production of 108,240 ounces and silver production of 6.1 million ounces exceeding guidance of 95,000 ounces and 5.3 million ounces, respectively. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore and stable throughput.

Mine-by-Mine	Fourth Quarter 2022 Preliminary Production	Full Year 2022 Preliminary Production
Gold (oz.)
El Peñón	47,461	179,331
Canadian Malartic (50%)	86,439	329,396
Jacobina	48,528	195,427
Cerro Moro	27,168	108,240
Minera Florida	25,475	82,427
Total Yamana	235,072	894,820
Silver (oz.)
El Peñón	960,009	3,085,077
Cerro Moro	1,473,404	6,116,624
Total Yamana	2,433,413	9,201,700
GEO(1)Production	264,891	1,005,770

Special Meeting of Shareholders

Yamana would like to remind shareholders of the upcoming special meeting of shareholders (the "Yamana Meeting") scheduled to take place on January 31, 2023. The purpose of the Yamana Meeting is to seek approval for the previously announced arrangement involving the acquisition by Pan American Silver Corp. (“Pan American”) of all of the issued and outstanding common shares of the Company following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited (“Agnico Eagle”), all by way of a plan of arrangement under the Canada Business Corporations Act (the “Proposed Transaction”).

For additional details please review the Company’s management information circular and other meeting materials which have been publicly filed and which are available under Yamana’s issuer profile on www.sedar.com and are also available on the Company’s website at www.yamana.com.

The board of directors of Yamana unanimously recommends that Yamana shareholders vote IN FAVOUR of the Proposed Transaction.

Shareholders of record on December 14, 2022 will be eligible to vote at the Yamana Meeting. The Yamana Meeting will be held at 1:00 p.m. (Toronto time) on January 31, 2023 at the Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at:

Website: https://web.lumiagm.com/497366151
Password: yamana2023 (case sensitive)

A special meeting of the shareholders of Pan American to consider the arrangement is scheduled to be held concurrently on January 31, 2023.

Shareholder Questions and Voting Assistance

If you have questions about Yamana Meeting matters, the voting instructions or require assistance completing your proxy form, please contact the Company’s strategic advisor and proxy solicitation agent, Laurel Hill, toll-free in North America at 1-877-452-7184, outside North America at 1-416-304-0211, or by email at assistance@laurelhill.com.

Arrangement Agreement with Pan American - Pro Forma Guidance Assuming Completion of the Transaction

Following the shareholders meetings to consider the transaction, Pan American and Yamana plan to issue 2023 guidance for the combined entity, assuming the transaction is approved. A date for the closing of the transaction has not been determined at this time although it is expected to occur in the first quarter.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43 101 Standards of Disclosure for Mineral Projects.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

END NOTES

(1)	GEO assumes gold ounces plus the gold equivalent of silver ounces. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period of 81.61 for the three months ended December 31, 2022, 82.94 for the year ended December 31, 2022 and a ratio of 72.00 for guidance periods.
(2)	A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures and Additional Subtotals in Financial Statements in the Company's MD&A for the three and nine months ended September 30, 2022 and in the 'Non-GAAP Performance Measures' of the associated press release dated October 27, 2022.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including plans at its exploration projects; the expected fourth quarter and full-year production and guidance; and the Yamana Meeting and the Pan American special meeting of shareholders. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected fourth quarter and full year operating results and production and may not be appropriate for other purposes.